

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2006

Mr. David H. Keyte
Executive Vice President and Chief Financial Officer
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:** **Forest Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Response Letter Dated August 25, 2006**
> **File No. 1-13515**

Dear Mr. Keyte:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. We note your request for prospective disclosure of proposed disclosure modifications. Please note that we are continuing to consider your request.

Financial Statements

Note 13 – Business and Geographical Segments, page 98

2.      We have reviewed your response to prior comment number five.  Please explain how you are able to determine the book value of each reporting unit calculated in accordance with Rule 4-10(c) of Regulation S-X to perform Step 2 of a goodwill impairment test.  Please contact us at your earliest convenience to discuss this matter further.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

                                                          Sincerely,


                                                          Jill S. Davis
                                                          Branch Chief